UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

REPURCHASE SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 1-8944

(Full Title of the plan and the address of the plan,

if different from that of issuer named below)

NORTHSHORE MINING COMPANY

and

SILVER BAY POWER COMPANY

RETIREMENT SAVINGS PLAN

10 OUTER DRIVE

SILVER BAY, MINNESOTA 55614

(Name of Issuer of the securities held pursuant to

the Plan and the address of its principal executive office)

CLIFFS NATURAL RESOURCES INC., 200 Public Square, Suite 3300,

Cleveland, Ohio 44114-2513

NORTHSHORE MINING COMPANY

AND

SILVER BAY POWER COMPANY

RETIREMENT SAVINGS PLAN (“Plan”)

Audited financial statements and supplemental schedule for the Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith in lieu of an audited statement of financial condition and statement of income and changes in plan equity.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

    Northshore Mining Company and Silver Bay Power Company Retirement Savings Plan

Cleveland, Ohio

We have audited the accompanying statement of net assets available for benefits of the NORTHSHORE MINING COMPANY AND SILVER BAY POWER COMPANY RETIREMENT SAVINGS PLAN as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

During 2008, the Plan adopted Statement of Accounting Standards (“SFAS”) 157, “Fair Value Measurements.”

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Northshore Mining Company And Silver Bay Power Company Retirement Savings Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 2008, is presented for the purposes of additional analysis and is not a required part of the financial statements, but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The suppplemental schedule is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ MEADEN & MOORE, LTD.

Certified Public Accountants

April 29, 2009

Cleveland, Ohio

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

Northshore Mining Company and Silver Bay Power Company

Retirement Savings Plan

	December 31
	2008	2007
ASSETS
Cash	$—	$814,864

Receivable - Employee contributions	148,132	—
Receivable - Employer contributions	62,220	57,753
Receivable - Employer discretionary contribution	7,245,207	3,255,876

Total Receivables	7,455,559	3,313,629

Investments:
Cliffs Natural Resources, Inc. Common Stock	10,166,710	9,914,323
T. Rowe Price Equity Index 500 Fund	4,118,171	7,197,307
T. Rowe Price Equity Spectrum Income Fund	6,678,528	7,900,213
T. Rowe Price New America Growth Fund	2,885,693	5,817,208
T. Rowe Price Capital Appreciation Fund	5,360,055	9,051,751
T. Rowe Price Prime Reserve Fund	3,905,388	4,801,040
T. Rowe Price International Stock Fund	3,466,674	6,811,235
T. Rowe Price Stable Value Fund	4,660,963	5,199,118
T. Rowe Price Mid-Cap Growth Fund	3,638,763	7,347,522
T. Rowe Price Equity Income Fund	1,865,213	3,127,974
T. Rowe Price Boston Co Small Cap Value	254,476	409,692
T. Rowe Price Retirement 2005 Fund	40,063	88,356
T. Rowe Price Retirement 2010 Fund	205,195	408,407
T. Rowe Price Retirement 2015 Fund	624,849	903,464
T. Rowe Price Retirement 2020 Fund	708,031	1,007,675
T. Rowe Price Retirement 2030 Fund	87,618	149,153
T. Rowe Price Retirement 2035 Fund	40,470	43,269
T. Rowe Price Retirement 2025 Fund	402,689	467,234
T. Rowe Price Retirement 2040 Fund	192,344	167,756
T. Rowe Price Retirement 2045 Fund	140,280	94,470
T. Rowe Price Retirement 2050 Fund	36,136	92
T. Rowe Price Retirement 2055 Fund	5,573	22,158
T. Rowe Price Retirement Income Fund	144,628	40,442
Participant Loans	1,744,914	1,934,459

Total Investments	51,373,424	72,904,318

Total Assets	58,828,983	77,032,811

LIABILITIES

Total Liabilities	—	—

Net Assets Available for Benefits (at Fair Value)	58,828,983	77,032,811

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	43,692	(30,729)

Net Assets Available for Benefits (at Contract Value)	$58,872,675	$77,002,082

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Northshore Mining Company and Silver Bay Power Company

Retirement Savings Plan

	Year Ended December 31
	2008	2007
Additions to Net Assets Attributed to:
Contributions:
Employer	$8,061,466	$3,992,717
Employee	3,568,576	3,227,795
Rollover	189,351	223,265

	11,819,393	7,443,777

Interest and dividend income	2,137,921	4,290,518
Net unrealized gain on investments	—	7,008,092

Total Additions	13,957,314	18,742,387

Deductions from Net Assets Attributed to:
Benefits paid to participants	3,364,881	4,323,641
Net unrealized loss on investments	28,714,984	—
Administrative expenses	6,856	1,100

Total Deductions	32,086,721	4,324,741

Net Increase (Decrease)	(18,129,407)	14,417,646

Net Assets Available for Benefits:
Beginning of Year	77,002,082	62,584,436

End of Year	$58,872,675	$77,002,082

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

Northshore Mining Company and Silver Bay Power Company

Retirement Savings Plan

1	Description of Plan

The following description of The Northshore Mining Company and Silver Bay Power Company Retirement Savings Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General:

The Plan, which began October 1, 1994, is a defined contribution plan covering all employees of Northshore Mining Company & Silver Bay Power Company who meet the eligibility requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan has been restated, effective January 1, 2007.

Eligibility:

All full-time employees of the Companies are eligible to participate in the Plan.

Contributions:

Employee deferral - Participants may elect a portion of their compensation between 1% to 35%, to be contributed to the Plan by the Company.

Employer Contributions - The Company contributes a matching contribution equal to 50% of Participant pre-tax contributions not in excess of 6% of participant’s eligible earnings for the Plan year. An additional matching amount may be contributed by the Company based on the excess of 5% of the Company’s pre-tax earnings over the minimum matching contribution.

The Company may also contribute for any Plan year additional matching amounts (as limited) as shall be determined by the Board of Directors of the Company.

Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code as defined in the Plan agreement.

NOTES TO FINANCIAL STATEMENTS

Northshore Mining Company and Silver Bay Power Company

Retirement Savings Plan

1	Description of Plan, Continued

Participants’ Accounts:

401(k) Accounts - Each participant’s account is credited with the participant’s elective contributions, employer matching contributions, earnings and losses thereon. Plan participants are allocated participation in the fund(s) based on cash value. Under the cash value method, total monthly earnings are divided by the total value of the fund(s) to obtain a ratio, which is then multiplied by each participant’s account balance in the fund(s) at the beginning of the month.

Rollover contributions from other Plans are also accepted, providing certain specified conditions are met.

Vesting:

All participants are 100% vested in elective deferrals, rollover contributions and company matching and discretionary contributions made to the Plan.

Participants’ Loans:

Loans are permitted under certain circumstances and are subject to limitations. Participants may borrow from their fund accounts, minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loans are repaid over a period not to exceed 5 years with exceptions for the purchase of a primary residence.

The loans are secured by the balance in the participant’s account and bear interest at rates commercially reasonable that are published on the first day of the month proceeding the month the loan was granted. Principal and interest are paid ratably through monthly payroll deductions.

Payment of Benefits:

Upon termination of service by reason of retirement, disability, or other reasons, a participant has the option to keep their funds in the Plan without option of contribution until age 70  1/2 or receive a lump sum equal to the value of his or her account. Upon death, a participant’s beneficiaries receives a lump sum amount equal to the value of his or her account.

Hardship Withdrawals:

Hardship withdrawals are permitted in accordance with Internal Revenue Service guidelines.

NOTES TO FINANCIAL STATEMENTS

Northshore Mining Company and Silver Bay Power Company

Retirement Savings Plan

1	Description of Plan, Continued

Investment Options:

Upon enrollment in the Plan, a participant may direct his or her contributions in any or all of the investment options offered by the Plan.

2	Summary of Significant Accounting Policies

Basis of Accounting:

The Plan’s transactions are reported on the accrual basis of accounting. All investment securities are stated at fair value as measured by quoted prices in active markets. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Investments include participant loans valued at their outstanding balances, which approximates fair value.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTES TO FINANCIAL STATEMENTS

Northshore Mining Company and Silver Bay Power Company

Retirement Savings Plan

2	Summary of Significant Accounting Policies, Continued

Administrative Fees:

The trust pays the trustee fees, audit fees and other expenses of the Plan, unless the Company elects to pay all or part of these expenses. For the years ended December 31, 2008 and 2007, the Company paid all such expenses, except for $6,586 and 1,100, respectively. Other administrative expenses of the Plan, such as salaries and use of facilities are paid by the Company.

Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Reclassifications:

Certain prior year amounts have been reclassified to conform with the current years presentation.

3	Tax Status

On March 23, 2009, the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code.

4	Investments

The Plan’s funds are invested in Cliffs Natural Resources, Inc. common stock and mutual funds, through T. Rowe Price. Investments which constitute more than 5% of the Plan’s net assets are:

	2008	2007
Cliffs Natural Resources, Inc. Common Stock	$10,166,710	$9,914,323
T. Rowe Price Equity Index 500 Fund	$4,118,171	$7,197,307
T. Rowe Price Equity Spectrum Income Fund	$6,678,528	$7,900,213
T. Rowe Price New America Growth Fund	NA	$5,817,208
T. Rowe Price Capital Appreciation Fund	$5,360,055	$9,051,751
T. Rowe Price Prime Reserve Fund	$3,905,388	$4,801,040
T. Rowe Price International Stock Fund	$3,466,674	$6,811,235
T. Rowe Price Stable Value Fund	$4,704,655	$5,168,389
T. Rowe Price Mid-Cap Growth Fund	$3,638,763	$7,347,522

NOTES TO FINANCIAL STATEMENTS

Northshore Mining Company and Silver Bay Power Company

Retirement Savings Plan

4	Investments, Continued

Net realized and unrealized appreciation in the fair value of investments, as determined by quoted market prices, is as follows:

	For the Year Ended December 31
	2008	2007
Cliffs Natural Resources, Inc. Common Stock	$(11,788,048)	$6,737,305
Equity Mutual Funds	(16,926,936)	270,787

	$(28,714,984)	$7,008,092

5	Benefit Responsive Contract

Guaranteed investment contracts are valued at fair value and adjusted to contract value which is cost plus accrued income minus redemptions, because these investments have fully benefit-responsive features. The fair value of the investment contract at December 31, 2008 and 2007, was $4,660,963 and $5,199,118, respectively and the contract value of the investment contract at December 31, 2008 and 2007 was $4,704,655 and $5,168,389, respectively.

The plan holds a stable value investment contract with T. Rowe Price Trust Company, the trustee. The investment contract consists of a portfolio of underlying assets owned by the Plan, and a wrap contract issued by a financially responsible third party, typically a bank, insurance company, or other financial services institution. The issuer of the wrap contract provides for unscheduled withdrawals for the contract at contract value, regardless of the value of the underlying assets, in order to fund permitted participant-initiated withdrawals from the trust.

Investment contracts provide for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero. The crediting rate is based, in part, on the relationship between the contract value and the market value of the underlying assets, as well as previously realized gains and losses on underlying assets. The crediting rate will generally reflect, over time, movement in prevailing interest rates. However, at times the crediting rate may be more or less than prevailing rates or the actual income earned on the underlying assets.

As described in Note 2, because the stable value investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the stable value investment contract. Contract value, as reported by T. Rowe Price Trust Company, represents cost plus accrued income minus redemptions. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

NOTES TO FINANCIAL STATEMENTS

Northshore Mining Company and Silver Bay Power Company

Retirement Savings Plan

5	Benefit Responsive Contract, Continued

The existence of certain conditions can limit the Plan’s ability to transact at contract value with the issuers of its investment contracts. Specifically, any event outside the normal operation of the Plan which causes a withdrawal from an investment contract may result in a negative market value adjustments with respect to such withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the Plan, tax disqualification of the Plan, and certain Plan amendments if issuers’ consent is not obtained. As of December 31, 2008, the occurrence of an event outside normal operation of the trust which would cause a withdrawal from an investment contract is not considered to be probable.

In addition to the limitations noted above, issuers of investment contracts have certain rights to terminate a contract and settle at an amount which differs from contract value. For example, certain breaches by the Plan of its obligations, representations, or warranties under the terms of an investment contract can result in its termination at market value, which may differ from contract value. Investment contracts may also provide for termination with no payment obligation from the issuer if the performance of the contract constitutes a prohibited transaction under ERISA or other applicable law. Investment contracts may also provide issuers with the right to reduce contract value in the event an underlying security suffers a credit event or the right to terminate the contract in the event certain investment guidelines are materially breached and not cured.

	2008
	Investments at Fair Value	Adjustment to Contract Value	Investments at Contract Value
Guaranteed Investment Contracts	$543,824	$(15,806)	$528,018

Synthetic Investment Contracts	3,671,875	59,498	3,731,373

Short-term Investments	445,264		445,264

Wrapper Contracts	—	—	—

Total	$4,660,963	$43,692	$4,704,655

NOTES TO FINANCIAL STATEMENTS

Northshore Mining Company and Silver Bay Power Company

Retirement Savings Plan

5	Benefit Responsive Contract, Continued

	2007
	Investments at Fair Value	Adjustment to Contract Value	Investments at Contract Value
Guaranteed Investment Contracts	$979,766	$(16,390)	$963,376

Synthetic Investment Contracts	3,907,973	(14,339)	3,893,634

Short-term Investments	311,379		311,379

Wrapper Contracts	—	—	—

Total	$5,199,118	$(30,729)	$5,168,389

The average yield based on actual earnings of the contract was 4.23% and 4.89%, as of December 31, 2008 and 2007, respectively. The crediting interest rate was 4.82% and 4.99% as of December 31, 2008 and 2007, respectively.

6	Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by T. Rowe Price, the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Usual and customary fees were paid by the Plan for the investment management services.

The Plan purchased shares of Cliffs’, the Plan Sponsor, common stock for $18,894,712 and sold shares of Cliffs’ common stock for $6,854,278 in 2008.

7	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risk such as interest rate, market and credit risks. Due to the level of risks associated with certain investment securities, it is at least reasonably possible that changes in the values if investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTES TO FINANCIAL STATEMENTS

Northshore Mining Company and Silver Bay Power Company

Retirement Savings Plan

8	Fair Value of Financial Assets

On January 1, 2008, the Company adopted SFAS No. 157, “Fair Value Measurements”. SFAS No. 157 applies to all financial instruments that are measured and reported on a fair value basis.

As defined in SFAS No. 157, fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. In determining fair value, the Company utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable firm inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the examination of the inputs used in the valuation techniques, the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

•	Level 1: Quoted market prices in active markets for identical assets or liabilities

•	Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data

•	Level 3: Unobservable inputs that are not corroborated by market data

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Mutual funds

The fair value of the common stocks and mutual funds are based on quoted market prices.

Guaranteed Investment Contract

The fair value of the guaranteed investment contract (GIC) is determined by discounting the scheduled future payments required under the contract using an interpolated market rate for contracts with maturities comparable to the average remaining life of the contract being valued. GIC fair value reflects interest accrued on the contract, assuming the contract is held to maturity and, therefore, not subject to any adjustments that could be assessed by the issuer for certain types of withdrawals or early surrender by the trust. The fair value of wrap contracts reflects the discounted present value of the difference between the current wrap contract cost and its replacement cost, based on issuer quotes. The GIC is classified in the Level 2 category of the valuation hierarchy.

NOTES TO FINANCIAL STATEMENTS

Northshore Mining Company and Silver Bay Power Company

Retirement Savings Plan

8	Fair Value of Financial Assets, Continued

Loans to plan participants

Loans to Plan participants are valued at cost plus accrued interest, which approximates fair value and are classified within Level 3 of the valuation hierarchy.

The following table presents the financial assets of the Plan measured at fair value on a recurring basis in accordance with SFAS 157 at December 31, 2008:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual Funds	$34,800,837	$—	$—	$34,800,837

Common Stocks	10,166,710	—	—	10,166,710

Guaranteed Investment Contracts	—	4,660,963	—	4,660,963

Participant Loans	—	—	1,744,914	1,744,914

Total	$44,967,547	$4,660,963	$1,744,914	$51,373,424

The following represents a reconciliation of the changes in fair value of financial assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2008:

Participant Loans
Balance, Beginning of Year	$1,934,459

Purchases, Sales, Issuances and Settlements (Net)	(189,545)

Balance, End of Year	$1,744,914

NOTES TO FINANCIAL STATEMENTS

Northshore Mining Company and Silver Bay Power Company

Retirement Savings Plan

9	Subsequent Accounting Pronouncements

In April, 2009, the FASB issued three Staff Positions, which provide additional guidance and enhance disclosures regarding fair value measurements and impairment of securities. FASB Staff Position No. FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value Financial Instruments, FASB Staff Position No. FAS 115-2 and FAS 124-2, Recognition and Presentation of Other than Temporary Impairments, and FASB Staff Position No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability have Significantly Decreased and Identifying Transactions that are not Orderly. The staff positions are effective for interim periods after June 15, 2009. The Plan sponsor has not determined the impact on the financial statements.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

Form 5500, Schedule H, Part IV, Line 4i

Northshore Mining Company and Silver Bay Power Company

Retirement Savings Plan

EIN 84-1116857

Plan Number 001

December 31, 2008

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Cliffs Natural Resources, Inc. Common Stock	Stock	N/A	$10,166,710
*	T. Rowe Price Equity Index 500 Fund	Mutual Fund	N/A	4,118,171
*	T. Rowe Price Equity Spectrum Income Fund	Mutual Fund	N/A	6,678,528
*	T. Rowe Price New America Growth Fund	Mutual Fund	N/A	2,885,693
*	T. Rowe Price Capital Appreciation Fund	Mutual Fund	N/A	5,360,055
*	T. Rowe Price Prime Reserve Fund	Mutual Fund	N/A	3,905,388
*	T. Rowe Price International Stock Fund	Mutual Fund	N/A	3,466,674
*	T. Rowe Price Stable Value Fund	Mutual Fund	N/A	4,704,655
*	T. Rowe Price Mid-Cap Growth Fund	Mutual Fund	N/A	3,638,763
*	T. Rowe Price Equity Income Fund	Mutual Fund	N/A	1,865,213
*	T. Rowe Price Boston Co Small Cap Value	Mutual Fund	N/A	254,476
*	T. Rowe Price Retirement 2005 Fund	Mutual Fund	N/A	40,063
*	T. Rowe Price Retirement 2010 Fund	Mutual Fund	N/A	205,195
*	T. Rowe Price Retirement 2015 Fund	Mutual Fund	N/A	624,849
*	T. Rowe Price Retirement 2020 Fund	Mutual Fund	N/A	708,031
*	T. Rowe Price Retirement 2030 Fund	Mutual Fund	N/A	87,618
*	T. Rowe Price Retirement 2035 Fund	Mutual Fund	N/A	40,470
*	T. Rowe Price Retirement 2025 Fund	Mutual Fund	N/A	402,689
*	T. Rowe Price Retirement 2040 Fund	Mutual Fund	N/A	192,344
*	T. Rowe Price Retirement 2045 Fund	Mutual Fund	N/A	140,280
*	T. Rowe Price Retirement 2050 Fund	Mutual Fund	N/A	36,136
*	T. Rowe Price Retirement 2055 Fund	Mutual Fund	N/A	5,573
*	T. Rowe Price Retirement Income Fund	Mutual Fund	N/A	144,628

*	Participant Loans	Notes receivable (interest at prevailing local rate)	N/A	1,744,914

				$51,417,116

*	Party-in-interest to the Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

NORTHSHORE MINING COMPANY and SILVER BAY POWER COMPANY RETIREMENT SAVINGS PLAN

	By:	Pension Committee,
Plan Administrator

Date: June 23, 2009	By:	/s/ Donald J. Gallagher
Chairman

EXHIBIT INDEX

Exhibit Number	Description of Exhibit	Page
23	Consent of Independent Registered Public Accounting Firm	Filed Herewith